Exhibit 14.1

COMMONWEALTH ENERGY CORPORATION
CODE OF BUSINESS CONDUCT

CONFLICT OF INTEREST POLICY — BOARD OF DIRECTORS

Introduction

The underlying principle in avoiding a potential conflict of interest is that Directors should avoid any activity, investment or interest that might affect the independence and objectivity of their judgment, interfere with the timely and effective performance of their duties and responsibilities, or that could conflict, or appear to conflict, with the best interests of the Company.

Commonwealth Interests Are First

As Commonwealth Directors, we are obligated to place Commonwealth’s interests in any business transaction ahead of any personal interest or personal gain to the individual Director (and, for purposes of this policy, to the Director’s spouse, family member, roommate, friend or other individual). Each Director is under an affirmative obligation to bring to the attention of the Legal Department any situation that is actual, alleged or could be potentially viewed as a conflict of interest.

Conflict of Interest Defined

A conflict of interest is a situation where a Director uses his or her Company position for personal gain or benefit, or conducts himself or herself in such a way as to give the appearance that the Company is subject to being influenced in its business decisions. As a Director, if you believe you may have a conflict, please discuss it with Bob Walker or Mike Nelson. If you are provided an approved remedy prior to a conflict taking place and you follow that remedy you have not violated this Code. If you fail to bring the potential conflict to the attention of the Company and you take actions contrary to this Code of Business Conduct, you are in violation of this Code. Agents and independent contractors of the Company are subject to the same conflict of interest guidelines as are employees and directors of the Company.

Conflict of Interest Examples

Directors are encouraged to seek clarification of, and discuss with the Legal Department questions about, potential conflicts of interest prior to engaging in any questionable activity.

1.	Personal or Financial Interest - A Director should avoid situations in which he or she has a direct or indirect personal or financial interest that might affect his or her business judgment or impartiality with respect to any Company supplier, partner, competitor or customer. This financial interest includes ownership of stock in any corporation in the same energy sector. As an example, direct or indirect competition with the Company in the purchase or sale of property or property rights or other interests is prohibited.

2.	Outside Activities - Any activity of a Director that takes place outside Commonwealth, including employment or self-employment, must be kept totally separate from, and not interfere with, his or her Company employment. No outside activity should involve the use of Company assets, equipment, funds, materials, facilities or the services of other Company employees, unless properly authorized. No Director should use proprietary or confidential Company information in any outside activity. Similarly, no Director of Commonwealth should use any other individual’s or entity’s proprietary information in Commonwealth’s operations.

3.	Gratuities - Gifts, loans, unusual hospitality or any other item or service of monetary value received from or on behalf of, or given to, a supplier, partner, competitor or customer that could influence actions, or give the appearance of being capable of influencing actions, should not be accepted, offered or given by any Director of the Company (unless properly authorized). A meal, refreshment or other hospitality in the normal course of business which, if purchased by the Director may be accepted or given as permitted exceptions to this policy, unless the receipt of same would give the appearance of being capable of influencing actions. Acceptance and the giving of any other gratuities is discouraged.

4.	Misuse of Non-Public Information - It is illegal, as well as against Company policy, to use or improperly disclose material, non-public information (“Inside Information”) for personal enrichment or other unauthorized purposes. Directors should not consider any Inside Information public until it is published in a newspaper or through other forms of mass media (e.g., a press release). Inside Information should not be discussed with other persons, unless said other persons have a business-related need to know. Another form of misuse of Inside Information is the purchase or sale of stock of a company while in possession of Inside Information about that company. The Company’s policy on Insider Information is further discussed below.

PROHIBITED FRAUD AND/OR OTHER MISCONDUCT

Management is primarily responsible for detecting and preventing fraud; however, all Directors share responsibility for reporting suspected or potential instances of fraud or other misconduct against the Company. Any irregularity that is detected or suspected involving any Director as well as consultants, vendors, contractors, outside agencies doing business with employees of such agencies, and any other person or business in a business relationship with Commonwealth should be reported immediately to Bob Walker in Human Resources or Mike Nelson in the Legal Department.

FRAUD AND/OR OTHER MISCONDUCT

Fraud includes, but is not limited to, the following actions. All such actions will be considered a violation of the policy

•	Falsification of Company documents, records, or financial statements

•	Failure to accurately record funds, assets, transactions, or accounts in the Company’s books and/or records

•	Unauthorized use of the Company’s or another party’s property for personal gain or benefit

•	Unauthorized handling or reporting of Company transactions

•	Misrepresentations, deceptions, or other dishonest acts related to Company business

•	Theft or embezzlement

•	Destruction, removal, or other inappropriate use of records, furniture, fixtures, equipment or other assets or services of the Company, an employee, consultant, contractor, customer, or vendor

•	Buying shares in Commonwealth while in possession of non-disclosed Material Insider Information, unless authorized in the legitimate exercise of stock options or previously authorized by the Company

•	Any other dishonest act

INSIDER INFORMATION

Who Are “Insiders”

Any Commonwealth Director with Inside Information about Commonwealth or about a company with which Commonwealth does business may be an “Insider.” Inside Information may include information about Commonwealth (including its subsidiaries, affiliates and partnership interests.) or about a company with which Commonwealth does business regarding, for example, plans to issue or buy back securities (including stock), financial or earnings information, and pending acquisitions or negotiations relating to significant contracts or business relationships with others. This would include information which if known by outsiders, could wrongfully impair Commonwealth and/or otherwise offset shareholder value.

“Materiality” Criteria Applied to Trading of Securities

If this Inside Information is material — that is, if there is a substantial likelihood that a reasonable investor would consider the fact important in reaching an investment decision as to whether to buy, sell or hold securities - then NO Commonwealth Director should buy or sell securities of Commonwealth or of a related company about which he or she has material non-public information, gained as a result of his or her Commonwealth relationship, nor provide information to others for that purpose. Certainly, a Director should not buy or sell stock from another shareholder in a private transaction unless approved by the Company.

Window Period Group

To further protect Commonwealth, its Directors from the appearance of improperly trading on Inside Information, the Company will establish certain “Window Periods” during which Commonwealth Officers and Directors may buy or sell securities of Commonwealth. The “Window Period Group” consists of officers who are Commonwealth senior executives and Directors of Commonwealth. Under the Company’s guidelines, in general, a member of the Window Period Group will be allowed to buy or sell securities of Commonwealth ONLY during the time period commencing on the third business day following an earnings release and continuing thereafter for a period of forty-five (45) days, unless during such time the Director has knowledge of Inside Information about Commonwealth or has a reason to believe that the earnings release is not reflective of the Company’s financial position. Each quarter following the Company’s earnings release, a memorandum that sets forth the parameters of the Window Period will be circulated to all members of the Window Period Group by the Legal Department. If you do not receive such a memorandum, you can assume that you are not a member of the Window Period Group. However, as described above, your ability to trade may still be limited based on your possession of material Inside Information.

Options, Puts, Calls and Like Instruments

Directors should NEVER buy or sell or otherwise trade options, puts, calls or similar types of instruments exercisable into Commonwealth Common Stock or Preferred Stock or take long or short position in Commonwealth Common Stock. Although this policy does not pertain to stock options, which cannot be traded, a Director who plans to exercise his/her stock options and immediately sell all or a portion of the Commonwealth Common Stock issuable upon the exercise thereof, either for profit or in payment of the option exercise price, should not do so while in the possession of material, Inside Information, as the SEC has stated that option exercise transactions may be subject to the type of speculative abuse which the Federal Securities Laws are designated to prevent.

ANTITRUST COMPLIANCE

Compliance with Antitrust and Trade Regulations

Commonwealth believes that the welfare of consumers is best served by economic competition. Consequently, Commonwealth competes vigorously for business solely on the merits of our products and services, while being committed to complying with the antitrust and trade regulation laws of those states where it provides products and services. Generally speaking, these laws prohibit practices that might unreasonably restrict competition. Commonwealth Directors are forbidden to engage in any form of unfair competition.

Examples of Forbidden Practices

Generally, irrespective of economic impact, competitors may not agree:

1.	on prices they charge for goods;

2.	on prices they charge for services;

3.	on terms of sale;

4.	on levels of production;

5.	on prices for products or services they buy;

6.	to not compete on bids (“bid-rigging”);

7.	to not compete, by allocating customers, territories or markets; or

8.	to join in a boycott of suppliers or customers to accomplish anti-competitive needs.

Generally, a Director should not even discuss with a competitor any matters directly involved in competition between such competitor and the Company. Violations of any of these rules can result in fines and incarceration. They must be taken extremely seriously.

Direct Questions to Commonwealth Lawyers

The requirements of antitrust and trade regulation laws federally and of the various states where Commonwealth does business, are complex and sometimes ambiguous. If you have any questions about these requirements or the propriety of any of your specific business practices, consult Michael Nelson of the Legal Department or consult a copy of the handbook entitled Anti-Trust for Business Lawyers, Questions, Answers, Law and Commentary in Commonwealth’s legal library.

REGULATORY COMPLIANCE

The transportation and sale for resale of electricity is subject to regulation by the Federal Energy Regulatory Commission (“FERC”). Interstate transportation and the rates charged for such services, are regulated by the FERC. Commonwealth is subject to regulation by the FERC under the Federal Power Act.

Commonwealth’s operations are also subject to other state regulations. In addition, legislation currently under review in various states could impact Commonwealth’s electricity marketing businesses in the near term.

Commonwealth’s policy is to comply with all federal and state laws and regulations governing its businesses and operations. Director must take no action which compromises Commonwealth in its efforts to comply with federal and state laws.

FINANCIAL INTEGRITY

Reliable Accounting Records

The Company’s accounting records are relied upon to produce reports for various governmental entities and regulatory agencies as well as the Company’s management, shareholders, creditors and other interestholders.

All Company accounting records and reports produced from those records must be kept and presented in accordance with the laws of each applicable jurisdiction and must accurately and fairly reflect in reasonable detail the Company’s assets, liabilities, revenues and expenses.

False or Misleading Entries Strictly Forbidden

As Commonwealth Directors, we are all responsible to ensure that we do not make intentional false or misleading entries in the Company’s accounting records. We will not permit intentional misclassification of transactions between accounts, departments, or accounting periods. All transactions shall be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period.

“GAAP” and Internal Controls

Compliance with Generally Accepted Accounting Principles and the Company’s system of internal accounting controls is required at all times.

POLITICAL CONTRIBUTIONS

Political Contributions Guidelines — Most Payments Are Illegal

Except for certain non-federal elections, political contributions to candidates by corporations are prohibited in the United States. The same is also true in many foreign countries. Permissible political contributions may be made with Company funds only under certain limited exceptions (i.e., soft-money contributions to political parties) or with Director contributions to Company sponsored political action committees in conformance with applicable election laws. Illegal political contributions are not permitted by Commonwealth Directors, either directly or indirectly, through the use of expense accounts or through payments to third parties.

EQUAL EMPLOYMENT OPPORTUNITY

No Discrimination; No Harassment

Commonwealth is committed to providing a professional work environment that maintains employee equality, dignity and respect. In keeping with this commitment, it is the policy of Commonwealth to provide equal employment opportunity without discrimination for all qualified individuals. This includes equal opportunity in the areas of recruiting and hiring, working conditions, terms and privileges of employment, compensation, training, promotion, lateral movement, and discipline, including termination. This policy applies to all Directors and employees arid applicants for employment regardless of race, color, creed, religion, national origin, sex, age, disability, marital status or veteran status. Equal opportunity is the responsibility of all employees and Directors of Commonwealth.

Commonwealth prohibits the unlawful harassment of its employees in any form. This includes harassment On the basis of sex, race, color, national origin, creed, religion, age, disability, marital status or veteran status. All Directors are responsible for assuring that the workplace is free from unlawful harassment. Any Director who is found to have engaged in unlawful harassment is subject to disciplinary action up to and including termination. No Director shall threaten or insinuate, either explicitly or implicitly, that an employee’s refusal to submit to sexual advances will adversely affect a term of the employee’s employment, including evaluation, wages, advancement, assigned duties, shifts or any condition of employment or career development. Other sexually harassing conduct in the workplace, whether committed by supervisors or co-workers or non-employees or conduct that has the purpose or effect of unreasonably interfering with an individual’s performance or of creating an intimidating, hostile or offensive working environment, is also prohibited. This includes, but is not limited to, unwelcome advances related to sexual flirtations or propositions; unwelcome physical conduct, unnecessary touching, assault, impeding, or blocking movements; verbal abuse of a sexual nature (including unwanted sexual compliments, innuendoes, suggestions, or off-color humor); verbal commentaries about an individual’s body or dress; sexually degrading words used to describe an individual; leering, making sexual gestures; and the display in the workplace of sexually suggestive objects or pictures.

Commonwealth considers any form of harassment a serious matter, but it cannot correct a situation unless it is reported. Management is committed to ensuring a safe work environment free from harassment or discrimination. It is the duty of every individual to promptly report any incident or incidents of harassment or discrimination to his or her immediate supervisor. If an individual’s immediate supervisor is unavailable, or if an individual feels uncomfortable approaching that person for any reason, he or she should contact Bob Walker, Human Resources. Commonwealth will immediately and thoroughly investigate all such complaints and take appropriate action, if warranted.

Commonwealth strictly prohibits retaliation against any individual by another for using this complaint procedure, reporting harassment, or for filing, testifying, assisting or participating in any manner in a harassment investigation.

CONFIDENTIAL/PROPRIETARY INFORMATION/TECHNOLOGY USE.

Much information developed by Commonwealth is proprietary, confidential or private (collectively referred to as “Proprietary”) and is intended solely for internal purposes. In the normal course of business, each Commonwealth Director will no doubt obtain and review information such as contracts, customer and supplier reports, financial analyses or other such documents (whether hard-copy or via computer or computer diskettes) which contain Proprietary and confidential information. As a valuable business asset, such information must be protected, since unauthorized disclosure could give unfair advantage to others, expose Commonwealth to fraud and malicious damage, and compromise the privacy of communications and Director privacy.

In addition, as a result of your Director responsibilities, you may obtain access to the Proprietary information of outside entities including, but not limited to, customers, competitors, suppliers, and potential or current business partners or acquisition targets. In the event your receipt of such information is inadvertent, you should immediately notify and seek assistance from the Legal Department. If your access to this information is pursuant to any other contractual agreement, you will in all probability be bound by a nondisclosure provision in connection with that agreement. It is your responsibility to obtain a copy of that provision and to abide by the obligations and requirements that bind the Company in such situations.

Access to Proprietary information should be limited to those having a “need to know.” Any disclosure to others or the receipt of the Proprietary information of others should be in accordance with Company policy.

Any materials and/or information developed by you for the Company’s use during your employment and directorship are the sole and exclusive property of the Company. Any Commonwealth Director who is terminated (voluntarily or otherwise) must return to the Legal Department any and all such Proprietary information that he or she has. Any Director who is discovered to have removed Proprietary information for his or her, or a subsequent employer’s benefit, please be advised that Commonwealth will take whatever actions are necessary, including legal action, to preclude further disclosure and/or use of such information and to remedy any damage caused by disclosure or use of such Proprietary information.

If you have any questions as to the applicability of a nondisclosure provision and/or what your obligations as a Company Director are with regard to such information, contact Bob Walker, Human Resources or Mike Nelson, Assistant General Counsel.

Commonwealth has an asset information protection policy that addresses the appropriate use of technology at Commonwealth. Technology includes, but is not limited to, the following: (a) “Telecommunication Tools” — company-supplied telephones, voicemail facilities, portable phones, pagers, and fax machines; (b) “Computer Assets” — company-supplied computers, printers, software, modems and personal productivity devices; (c) “Access Tools” — company provided network access, e-mail accounts, Internet access, network tools and Intranet access; and (d) “Personal Technology Tools” — personal items such as telephones, computers and e-mail accounts which are used for company purposes and/or are attached to company resources.

This policy outlines and defines your access to such technology, the acceptable and unacceptable use of such technology, what constitutes unacceptable content transmitted using the technology, restrictions against electronic forgery, intellectual property ownership and licensing rights, transmission of confidential information, encryption of materials transmitted using technology, and your personal use of the technology. It also addresses your limited right to privacy in your use of technology. You shall make yourself aware of the contents of this policy.

Misuse of any technology or violations of this policy may result in disciplinary action up to and including removal as a Director.

Violations of these policies or refusal to comply with the Company’s request to search, inspect or test shall be cause for disciplinary action, including, where possible, termination.